Exhibit 99.1

Quarterly Earnings Release Managerial Report 1 st Quarter 2023

CEO Letter

1Q23 Highlights

Demand dep. Market Share[1] 3.6% +21bps QoQ	**Activity Rate** 51.5% +48bps QoQ
Efficiency Ratio 62% -95bps YoY	**NIM 2.0** 8.7 % +30bps QoQ
Net Income R$24mm Vs (29)mm 1Q22	**Tier 1 Ratio** ~23% -110bps QoQ


inter

Harvesting profitable results from solid foundations

Reaching the 5th year anniversary since our IPO in B3 and almost 1-year since our Nasdaq listing, I couldn't be more excited of seeing the results of the strong investments done since then.

We started the year on a strong note with activation ratio increasing as a result of targeted marketing spend, improved onboarding processes and the launch of 30 new customized Super App versions, leading to higher engagement and upsell.

In our Global Services front, growth continues exceeding our own expectations. We reached more than 1.4 million clients with more than USD 120 million in deposits and AuC, all with minimal capital investment, leveraging on our strong competitive advantages.

We have grown our loans by 5%, focusing our growth on more profitable risk-adjusted products, such as FGTS and home equity loans. We continue repricing our long duration portfolio, and now we have done so again in short duration portfolios, such as SMBs.

On the funding side, we were able to increase our market share of demand deposits by 21bps QoQ to 3.58%, and reach R$30.8 billion.

Our NIM continued is sequential expansion, with still significant room to continue growing further in the coming quarters.

Our efficiency ratio, which we redefined to adapt to market standards by including D&A and excluding sales tax, reached 62%, one of the lowest levels at Inter.

Finally, we think that the 1st quarter shows the harvesting of profitable results of our solid foundation and sets the basis for the quarters to follow.

João Vitor Menin
Inter&Co CEO

Note 1: Market data from Brazilian Central Bank, available at: https://www3.bcb.gov.br/sgspub/localizarseries. Inter`s demand deposits consider only the Brazilian market.

1

2 Highlights of the Quarter | 1Q23 Note: All definitions are in the Glossary section of this Earnings Release. Note 1: “Profit / (loss) before income tax” in the Income Statements of the IFRS Financial Statements. Note 2: “Profit / (loss)” in the Income Statements of the IFRS Financial Statements. Note 3: “Equity” in the Balance Sheet of the IFRS Financial Statements.

Employee Productivity • Headcount decreased from 4.1k in 4Q22 to 3.8k in 1Q23 • Highest increase in ratio of active clients per employee on record Profitability • Positive net income despite seasonality of 1 st quarter • Positive pre - tax net income at R$ 6MM 2023 Focus • Continued progress on operating leverage and loan repricing • Obsessive focus on net income growth and capital optimization • Prioritizing engagement and higher profitability Operational Leverage • Achieved record Efficiency Ratio • Recorded negative growth in several major expense lines Balance Sheet Growth • Loans and deposits grew 5% YoY and 3% QoQ , respectively • Low growth seasonality 1Q, accelerating in subsequent quarter 3 Loan Repricing • Continued repricing of long duration portfolios; payroll & real estate • Increase market share in demand deposits by 21 bps QoQ MANAGERIAL REPORT | 1Q23 Strategic Update Capital Efficiency • Organic Tier I consumption of 1.1bps, the lowest since 2020 • Thorough ongoing capital optimization process More Transparency • Earnings Release improvements • Increased detail in Historical Series

Client Acquisition Cost In R$ MANAGERIAL REPORT | 1Q23 Unit Economics Card + PIX TPV per Active Client Credit & Debit Card + PIX Volume in R$ Thousand Quarters of Relationship 1Q23 1Q21 Quarters of Relationship Primary Bank Relationship % of Active Clients 4 45% 50% 55% 51% 56% 55% 50% 45% 49% 44% 29.0 32.1 28.3 30.4 29.8 1Q22 2Q22 3Q22 4Q22 1Q23 Operational Costs Marketing Costs Clients Growth & Engagement Total Clients In Million ~68% Primary Banking Relationship 38% 43% 48% 53% 58% 63% 68% 73% 78% 83% 0 2 4 6 8 10 12 14 16 18 20 22 23 25 0 2 4 6 8 10 1 3 5 7 9 11 13 15 17 19 21 Thousands We have prioritized adding high quality clients over maximizing the number of new adds . The result was an addition of 1 . 6 million in the 1 Q 23 , reaching 26 . 3 million total clients, up 42 % YoY . In parallel, we were able to lower our Client Acquisition Cost (CAC) to R $ 29 . 8 , as a result of the improvements in marketing costs by recalibrating the mix of acquisition channels . Our activation showed strong progress, increasing 48 bps . This result comes from a series of initiatives related to focusing on each customer’s lifecycle . We have made improvements on acquisition and activation channels and in the onboarding experience (including first login and PIX sign in) . Additionally, we also launched the personalized app, which enables stronger engagement and retention . 1Q23 1Q21 53.3% 51.7% 51.2% 51.0% 51.5% 18.6 20.7 22.8 24.7 26.3 - 5.0 10.0 15.0 20.0 25.0 30.0 1Q22 2Q22 3Q22 4Q22 1Q23 Active Clients +0.8 mm +0.9 mm +0.9 mm +2.2 mm +2.0 mm +1.9 mm 38% 59% +1.6 mm +1.0 mm

0 10 20 30 40 50 60 70 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 5 MANAGERIAL REPORT | 1Q23 Active Clients with 3 or More Products In % Cross Selling & ARPAC ARPAC In R$, monthly Net ARPAC By Cohort In R$, monthly Gross ARPAC By Cohort In R$, monthly 28.0 27.8 31.0 33.6 33.6 32.2 28.6 30.6 28.8 31.9 32.1 37.1 43.7 45.6 47.3 45.9 46.9 45.9 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Net ARPAC Gross ARPAC Quarters of relationship Quarters of relationship R$ 29 Avg. Net ARPAC R$ 62 Mature Net ARPAC 1 Q23 1Q18 +1% 42% 65% 1Q19 1Q20 1Q21 1Q22 1Q23 0 15 30 45 60 75 90 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 R$ 46 Avg. Gross ARPAC R$ 82 Mature Gross ARPAC 1 Q23 1Q18 We created a cross functional squad focused on increasing customer’s ARPAC and LTV, assessing the buying propensity to highest profitability products, along with cross and upselling campaigns . As an example, we developed over 30 different app versions that customize the offers displayed at the home page . With that, Inter’s clients are increasingly consuming more products across our ecosystem . In 1 Q 23 , near 65 % of our active clients used three or more products, leading to higher diversification of revenues and stickier clients . As result, our gross monthly ARPAC reached R $ 46 . On a cohort basis, the newer ones continue outperforming the older ones, reaching high levels of revenue in a faster pace . In the other hand, mature cohorts reached approximately R $ 82 , demonstrating the potential that our client base can drive as they know and use more our Super App .

53% 39% 29% 25% 29% 26% 21% 19% 20% 20% 21% 20% 3% 0% 4% 10% 18% 17% 14% 16% 12% 2% 4% 3% 3% 3% 16% 22% 27% 28% 29% 29% 17.2 22.7 18.2 23.8 2% 8% 2% 5% 4.8 8.8 17.5 24.5 18.5 25.1 0.0 5.0 10.0 15.0 20.0 25.0 2019 2020 2021 2022 1Q22 1Q23 MANAGERIAL REPORT | 1Q23 Loan Portfolio Credit Portfolio Gross Loan Portfolio In R$ Billion +36 % YoY Real Estate Payroll SMBs Agribusiness Credit Card Total FGTS Anticip . of CC Receiv . Total Excl. Ant. of CC Receiv . Years Quarters Our gross loan portfolio, including anticipation of credit cards receivables, increased by 36 % YoY, reaching approximately R $ 25 . 1 billion in the 1 Q 23 , or 5 % QoQ . Growth has been focused on more profitable risk - adjusted products, such as FGTS and home equity loans . 6

7 MANAGERIAL REPORT | 1Q23 +50 % YoY Note 1: Credit cards are not included since it is a revolving and transactional product. Note 2: Interest income per portfolio divided by average of the last two quarters of each gross portfolio. Note 3: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. Note 4: All - in loans yield considers Real Estate, Payroll +FGTS, SMBs, Credit Card, excluding non - interest earnings credit card receivables. 12% ; 0.7 14% ; 0.6 12% ; 0.6 10% ; 0.7 9% , 0.7 10% , 0.7 23% ; 1.3 12% , 0.5 13% , 0.6 9% , 0.6 7% , 0.5 6% , 0.4 1% , 0.1 3% , 0.1 4% , 0.2 4% , 0.3 6% , 0.4 51% 2.9 61% 2.7 62% 2.9 47% 3.0 53% 3.8 45% 3.0 7% , 0.4 3% , 0.1 6% , 0.3 6% , 0.4 5% , 0.4 2% , 0.1 7% , 0.4 9% , 0.4 3% , 0.2 24% 1.6 23% 1.6 32% 2.1 5.8 4.5 4.7 6.5 7.2 6.8 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Underwriting 1 In R$ Billion Real Estate Payroll SMBs Agribusiness Total FGTS Anticip . of CC Receiv . Credit Underwriting Real Estate 2 Payroll + FGTS 2 SMBs 2 Credit Card 3 exc. Non int. CC Receivables 13.9% 14.1% 11.8% 15.2% 12.6% 16.4% 15.3% 22.0% 63.2% 88.3% -100.0% -80.0% -60.0% -40.0% -20.0% 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% 20.0% 22.0% 24.0% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Historically across years, the first quarter of the year typically has lower activity as a result of holidays, reducing the underwriting levels when compared to 4 Q, particularly for SMBs segment . Repricing continues to be core priority, with rates of increasing across products . In the case of real estate, mix was skewed towards Home Equity Loans, while on payroll it was focused on new originations, as opposed of refinancing of older loans . The annualized interest rates for SMBs were negatively affected by lower average outstanding balances during January and February . Despite the volume impact, origination rates during the quarter were higher than in 2022 . All - in Loan Rate 4 Annualized Interest Rates 2 In %

8 MANAGERIAL REPORT | 1Q23 Asset Quality NPLs NPL 15 to 90 days In % NPL > 90 days In % Note 1: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the coho rt divided by total credit card portfolio of the same cohort. Note 2: The NPL formation is calculated considering: (overdue balance higher than 90 days in the current quarter – overdue balance higher than 9 0 days in the previous quarter + write - off change in the current quarter) ÷ Credit Portfolio Balance in the previous quarter. Write - offs from BACEN GAAP Financial Statements; From 1Q23 onwards IFRS and BACEN GA AP write - off methodology converged. NPL Formation NPL Formation 2 In % 3 4 5 6 7 8 9 10 11 12 Credit Cards NPL 90 days per cohort 1 In % Quarters of relationship 4Q22 4Q21 We are seeing a stable trend in the NPL 15 to 90 days, which now stands at 4 . 6 % of the loan portfolio, or 4 . 3 % when excluding anticipation of credit card receivables to merchant acquirers . The NPL > 90 days increased 30 bps, in line with the trend of the prior quarter, mainly impacted by older cohorts of credit cards . The NPL of the other portfolios remained stable and does not show signs of deterioration . 4.5% 4.5% 4.3% 4.1% 4.3% 4.6% 4.6% 4.5% 4.5% 4.6% 1Q22 2Q22 3Q22 4Q22 1Q23 NPL 15-90 days (incl. Antic. Of C.C. Receivables) NPL 15-90 days (excl. Antic. Of C.C. Receivables) 3.4% 3.8% 3.8% 4.1% 4.4% 3.5% 3.9% 4.0% 4.4% 4.7% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 1Q22 2Q22 3Q22 4Q22 1Q23 NPL > 90 days (incl. Antic. Of C.C. Receivables) NPL > 90 days (excl. Antic. Of C.C. Receivables) 1.2% 1.0% 1.2% 2.0% 1.5% 1Q22 2Q22 3Q22 4Q22 1Q23 When looking at the performance of credit cards by cohorts, it is clear how the newer ones have performed significantly better than the older ones . This is the result of our change in the origination approach, which now favors credit allocation more skewed towards existing card clients, which exhibit much stronger credit performance . NPL formation decreased to 1 . 5 % in the quarter, in line with the average of the past 2 quarters . IFRS write - off methodology from 1 Q 23 onwards is based on monthly flows, fully in line with BACEN GAAP write - off methodology and market standards .

Asset Quality

Cost of Risk & Coverage Ratio

The cost of risk increased in the quarter as result of deterioration in older cohorts of credit cards.

When we look at the cost of risk of each quarter, we see that the incidence of the provisioning from the loans originated that same quarter decreases sequentially, which reflects the stronger impact of the older cohorts in the cost of risk.

Cost of Risk Breakdown[1]
In % of the cost



19%
12%
16%
14%
9%
81%
88%
84%
86%
91%
1Q22
2Q22
3Q22
4Q22
1Q23
Provision from originations of last quarter
Provision from originations of older quarters

Cost of Risk[2]
In %



4.9%
5.2%
5.2%
4.8%
6.0%
4.8%
5.1%
5.0%
4.5%
5.6%
2.1%
1.1%
1.9%
1.0%
1.1%
1Q22
2Q22
3Q22
4Q22
1Q23
Cost of Risk (excl. Antic. Of C.C. Receivables)
Cost of Risk
Cost of risk (excluding credit cards)

Our coverage ratio remained fairly flat this quarter, maintaining strong considering the high level of collateralization of our portfolio.

Coverage Ratio
In %



126%
129%
141%
132%
131%
1Q22
2Q22
3Q22
4Q22
1Q23



inter
R$3.434,43
Ofertas de passagens
Inter Shop

Note 1: Each column has the breakdown of the "Impairment Losses on Financial Assets" of the respective quarter broken down in two components: 1) provision form loans originated in that same quarter 2) provision form loans originated in older quarter. **Note 2:** 1Q22: managerial number, excluding non-recurrent provision.

MANAGERIAL REPORT | 1Q23
9

2.70% 2.87% 2.90% 3.10% 3.37% 3.58% 2.50% 2.70% 2.90% 3.10% 3.30% 3.50% 3.70% 3.90% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 All - in Cost of Funding In %, Annualized 10 MANAGERIAL REPORT | 1Q23 Note 1: Others = saving deposits + creditors by resources to release. Note 2: Market data from Brazilian Central Bank, available at: https://www3.bcb.gov.br/ sgspub / localizarseries . Inter`s demand deposits consider only the Brazilian market. Funding Deposits 7.6% 10.3% 12.4% 13.5% 13.7% 13.7% 4.8% 6.0% 7.6% 8.6% 8.1% 8.9% 63.0% 58.1% 61.2% 63.5% 59.5% 65.0% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Our funding base surpassed R $ 30 . 8 billion in the 1 Q 23 , an increase of 33 % over last year . In demand deposits, a core strategic product, we continued gaining market share, reaching 3 . 58 % of the entire Brazilian banking system, achieving the number 6 position in the ranking of Brazilian banks . + 12.7 million clients trusting Inter with their deposits Our all - in cost of funding reached 65 % of CDI in the quarter, an increase given that first quarter demand deposit balance typically contract over the 4 th quarter . We expect our strong competitive advantage in terms of cost of funding to remain, given the nature of our funding mix . Funding In R$ Billion 33% 47% 45% 39% 41% 36% 35% 34% 32% 35% 34% 38% 27% 12% 16% 21% 18% 22% 6% 7% 7% 5% 6% 5% 6.4 14.2 21.9 29.8 23.2 30.8 2019 2020 2021 2022 1Q22 1Q23 Demand Deposits Time Deposits Securities Issued Others 1 Avg. CDI of Quarter All-in Cost of Funding All-in Cost of Funding % of CDI Demand deposits market share 2 In % +21bps +17 bps #8 rank among banks in Brazil 2 #6 rank among banks in Brazil 2

11 MANAGERIAL REPORT | 1Q23 Financial Performance Net Interest Income NIM 1.0 - IEP + Non - int. CC Receivables In % NIM 2.0 – IEP Only In % See more about the NIM methodology in our 1Q23 Historical Series Excel Impacted by IPCA Total Revenue 6.9% 7.0% 6.4% 7.2% 7.4% 1Q22 2Q22 3Q22 4Q22 1Q23 8.0% 8.1% 7.4% 8.4% 8.7% 1Q22 2Q22 3Q22 4Q22 1Q23 Impacted by IPCA 70% 65% 74% 75% 65% 64% 65% 67% 69% 30% 35% 26% 25% 35% 36% 35% 33% 31% 417 467 607 731 834 877 850 1,002 1,024 544 636 837 1,281 1,461 1,540 1,704 1,800 0 500 1000 1500 2000 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Net Interest Income Net Fee Revenue Total Net Revenue Total Gross Revenue 1,100 Revenue In R$ Billion Our repricing process continues evolving favorably, and as result our net interest margins continue expanding on a sequential basis . To allow for a better understanding, we show our NIM with ( 1 . 0 ) and without ( 2 . 0 ) the credit card balances of transactors . Our gross revenues had a record quarter, surpassing R $ 1 . 8 billion . As we continue actively repricing our portfolio, together with leveraging up our capital structure, we expect this positive trend to continue in the coming quarters .

12 MANAGERIAL REPORT | 1Q23 Fee Revenue Fee Income & Fee Income Ratio In R$ Million & I n % of Total Net Revenues 290 316 295 327 313 34.8% 36.0% 34.7% 32.6% 30.5% -10% -5% 0% 5% 10% 15% 20% 25% 30% 35% 40% 0 50 100 150 200 250 300 350 400 450 500 1Q22 2Q22 3Q22 4Q22 1Q23 Net fee income Fee Income Ratio A detailed description of the Financial Statements notes of Fees is shown below . Our fee income ratio, one of the highest in the Brazilian banking industry, remains one of our key competitive advantages . Cards volumes and GMV typically register a slowdown in volumes in the first quarter of each year . As result of this, together with an evolving repricing of our portfolio, the fee income ratio registered a slight decrease this quarter .

D&A Personnel 3 Excl. M&A & SBC 13 MANAGERIAL REPORT | 1Q23 Expenses 160 127 135 160 149 181 235 161 168 167 144 144 25 46 13 29 56 40 19 36 36 36 56 38 45 43 32 23 40 20 147 141 149 160 189 156 630 555 533 576 634 579 12 8 43 6 1 4 12 8 8 10 631 558 557 592 685 596 -50 50 150 250 350 450 550 650 750 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Data Processing 7 Other 6 Publicity 4 M&A 2 Total Expenses Expenses Excl. M&A & SBC Banking 5 Share - based comp. 2 Note 1: IFRS Financial Statements lines: “Personnel expenses”, “Depreciation and Amortization”, “Other Administrative Expenses”. Note 2: Share - based and M&A Expenses are included in Personnel Expenses in the Income Statement. Note 3: Personnel Expenses excluding Share - based and M&A Expenses. Salaries and benefits (including Board). Note 4 : Advertisement and public relations expenses. Note 5: Wire transfers and overdraft. Note 6: Reimbursement, communication and portability. Note 7: Data centers, cloud and systems maintenance. Expenses Breakdown 1 In R$ Million This quarter we implemented a series of cost control initiatives that are already yielding strong results . On the one hand, we reduced headcount from 4 . 1 thousand December 31 2022 to 3 . 8 thousand as of March 31 st 2023 . Regarding non personnel expenses, we continued highly focused on attacking each major expense line, with squads focused on each of the main expense items . We are in the process of renegotiating contracts with our largest suppliers, in more attractive terms than originally agreed, given our larger size and critical mass . Its worth noting that in the 4 Q 22 , we had one - offs expenses related to the USEND acquisition, distributed in share - based compensation payments and D&A . These expenses were significantly lower during the 1 Q 23 .

3.8 4.0 4.1 4.1 3.8 # of employees 88% 72% 68% 75% 73% 62% 55% 60% 65% 70% 75% 80% 85% 90% 95% 100% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 14 MANAGERIAL REPORT | 1Q23 Note 1: Including interns. Efficiency Ratio In % Efficiency Cost - to - Serve In R$, monthly 21.2 17.5 15.7 15.8 17.1 13.8 0.0 5.0 10.0 15.0 20.0 25.0 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Active Clients per Employee 1 In Thousand Our efficiency ratio also achieved a record level of 62% . This improvement is the result of a strong cost control in both personal and non - personal expenses . We are obsessed with improving operational leverage, which is one of the core advantages of our full - digital distribution approach . We believe that this quarter we have made strong progress in this front, with record low cost - to - serve, and strong improvement in our number of active clients per employee . Incorporating the feedback gathered from analysts and investors, we updated our formula of efficiency ratio, to capture Depreciation and Amortization, while excluding sales taxes . 2.3 2.6 2.6 2.9 3.1 3.5 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 See more about the NIM methodology in our 1Q23 Historical Series Excel

Net Income

The result of our operational and financial performance is seen in our bottom-line profitability. This quarter, we have reported a net income of R$ 24 million, combined with a pre-tax income of R$ 6 million. Given the seasonal effects in volumes and funding mix, which are typical in the first quarter of each year, we interpreted this quarter results as highly positive and as a strong foundation for the quarters that follow for this year.

Our goal is to have a self-funded business plan from a capital perspective, therefore creating organic capital via retained earnings is instrumental for our plan, and believe the results are moving in this direction.



Net Income (Loss)1
In R$ Million | Inter&Co
Income before tax
(110)
(100)
12
(33)1
(20)
6
(56)
(29)
16
23
(30) 1
29
24
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

Note 1: Adjusted Net Income for the third quarter of 2022 is presented for illustrative purposes only and does not reflect our actual results. '3Q22 Adjusted' (non-IFRS measure) excludes the non-recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Focus Report of Brazilian Central Bank, divided by four. The unadjusted figure for deflation was R$ (30).



MANAGERIAL REPORT | 1Q23
15

16 MANAGERIAL REPORT | 1Q23 Note 1: 1Q23 Pro Forma Capital Ratio is presented for illustrative purposes only and does not reflect our actual results. 1Q23 Pro Forma Capital Ratio has been adjusted as if the proposed rules from the Brazilian Central Bank on the calculation of Risk - Weighted Asset methodology for capital allocation were in place on March 31, 2 023 in their proposed form. Note 2: Changes expected to became effective in July 2023, according to BACEN new rules are due to RWA methodology for Capital Allocation. ( RWACpad ). Note 3: Latest available CET1 of top 5 largest banks vs. Inter CET1. RWA & Capital Ratio 3 In thousands & In % Capital Consumption Capital Ratio 2 One of our key competitive advantages continues to be our strong capital base . Our regulatory capital is fully comprised of high quality Tier I, with no hybrid instruments . When we compare the 23 % ratio recorded in the quarter relative to the top 5 Brazilian banks, we are twice their level . To maintain this competitive advantage through time, we have established a framework of ROE - driven policies based on the return on allocated capital . This framework has led to an efficient use of capital, and resulted in the quarter with the lowest capital consumption since 2020 . 23.0% 1.5% 24.5% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 1Q23 BACEN New Rules 1Q23 PF • Capital ratio purely comprised of high - quality core Tier I capital • Several opportunities to continue redeploying capital into loan growth • Approximately 2x the capital base of Brazil’s 5 largest banks 3 : 23.0% 15.0% 12.0% 11.9% 11.1% 10.8% Inter Bank 1 Bank 2 Bank 3 Bank 4 Bank 5 ˜2x Latest CET1 of Brazil’s 5 Largest Banks CET1 Ratio 3 In % 1Q23 pro forma Capital Ratio 1 In %

17 MANAGERIAL REPORT | 1Q23 Business Verticals Banking & Spending 31% 34% 68% 63% % YoY 29% - 3% 0% 3% 2% % QoQ - 6% Cards + PIX TPV 1 In R$ Billion BANKING & SPENDING SHOP INVEST INSURANCE GLOBAL CREDIT 62% 62% 61% 58% 55% 54% 54% 55% 54% 38% 38% 39% 42% 45% 46% 46% 45% 46% 8 9 12 14 14 16 17 19 18 37 58 80 94 97 118 138 158 163 44 67 92 109 111 134 155 178 181 0 5 10 15 20 25 30 35 40 45 50 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Debt Credit PIX R$ 829mm GMV 6.5% Net Take - Rate R$ 53mm Premium High margin business R$ 68bn AuC Strong AuC growth + 1.4mm Global Clients Focus on Brazilian diaspora + R$ 25bn Gross loan portfolio + 63% YoY Cards + PIX TPV Note 1: Height of PIX volume was reduced to fit on page. Through a simple and seamlessly integrated digital experience, our clients have access to a complete solution to manage their entire needs through a suite of commercial and financial products in a single Super App, which include : In the 1 Q 23 , more than R $ 181 billion transacted through our platform in the form of PIX, debit & credit cards . This volume, which is equivalent to approximately USD 36 billion, demonstrates our strong position in Banking and has a powerful effect on our ecosystem . Although the first quarter of each year is typically slow relative to the 4 th quarter, we are already seeing a pick - up in speed which we expect to continue in the subsequent months of the year .

18 MANAGERIAL REPORT | 1Q23 Inter Seguros Active Contracts & Premiums In Million & R$ Million Inter Global Global Services Clients 1 In Thousand Inter Shop Active Clients & Net Take - Rate In Million & In % Inter Invest Active Clients & AuC In Million & In R$ Billion 2.8% 6.5% 1.8 2.5 1Q22 1Q23 Inter Shop Active clients 43.7 53.1 0.9 1.3 -0.5 -0.3 -0.1 0.1 0.3 0.5 0.7 0.9 1.1 1.3 1.5 0.0 10.0 20.0 30.0 40.0 50.0 60.0 70.0 80.0 90.0 1Q22 1Q23 Inter Seguros Active contracs 58.1 68.0 2.0 3.3 1Q22 1Q23 Inter Invest Active clients 50 1,447 1Q22 1Q23 Note 1: Includes Brazilian Global Account clients, US clients and International Investors. We believe Inter Seguros products enable us to go further with our engagement and cross - selling power . In the 1 Q 23 we launched Seguro PIX and improving our platform’s UX . The number of active insurance contracts reached 1 . 3 million and has generated more than R $ 53 million in Premiums . Our global vertical continued to experience strong success . More than 5 thousand accounts were opened per business day in 1 Q 23 , resulting in more than 1 . 4 million clients by the end of march . We launched the physical debit card to allow withdrawals and purchases abroad, providing more convenience and value to our clients . Inter Shop continues to be one of Inter’s greatest innovations . Despite seasonality in GMVs, which reached R $ 829 million in the 1 Q, we continued to improve the pricing power, delivering a record net take rate of 6 . 5% . We increased our client base by 1 . 7 x since 1 Q 22 , while our AuCs reached R $ 68 billion . 3 rd party fixed income distribution continues to be an important growth driver, reaching more R $ 6 . 9 billion in funds, representing a 93 % YoY increase .

19 MANAGERIAL REPORT | 1Q23 Balance Sheet (R$ Million)

20 MANAGERIAL REPORT | 1Q23 Income Statement (R$ Million)

Appendix Managerial Report 1 st Quarter 2023

Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months . For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date . For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period . Active clients per employee: —„‡” ‘ˆ ƒ…–‹˜‡ …Ž‹‡–• ƒ– –Š‡ ‡† ‘ˆ –Š‡ “—ƒ”–‡” ‘–ƒŽ —„‡” ‘ˆ ‡’Ž‘›‡‡• ƒ– –Š‡ ‡† ‘ˆ –Š‡ “—ƒ”–‡” ǡ ‹…Ž—†‹‰ ‹–‡”• Activity rate: —„‡” ‘ˆ ƒ…–‹˜‡ …Ž‹‡–• ƒ– –Š‡ ‡† ‘ˆ –Š‡ “—ƒ”–‡” ‘–ƒŽ —„‡” ‘ˆ …Ž‹‡–• ƒ– –Š‡ ‡† ‘ˆ –Š‡ “—ƒ”–‡” Card+PIX TPV: PIX, debit and credit cards and withdrawal transacted volumes of a given period . PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil . Card+PIX TPV per active client: Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period . Client acquisition cost (CAC): The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter . Clients with 3 or more products : —„‡” ‘ˆ ƒ…–‹˜‡ …Ž‹‡– ‡ • –Šƒ– —•‡† –Š”‡‡ ‘” ‘”‡ ’”‘†—…–• —„‡” ‘ˆ ƒ…–‹˜‡ …Ž‹‡–• ƒ– –Š‡ ‡† ‘ˆ –Š‡ “—ƒ”–‡” Product portfolio comprised of 73 distinct products , such as transactional banking services (PIX + wire transfers + withdrawal ), shopping purchases , credit card transactions , and others . 22 MANAGERIAL REPORT | 1Q23 Glossary | Operational definitions

Cross - selling index (CSI): σ —„‡” ‘ˆ —•‡† ’”‘†—…–• …–‹˜‡ …Ž‹‡–• ݋݂ ݐ݄݁ “—ƒ”–‡” ൅ ƒ…–‹˜‡ …Ž‹‡–• ‘ˆ –Š‡ ’”‡˜‹‘—• “—ƒ”–‡” ൊ ʹ Gross merchandise volume (GMV): Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus . Gross take rate: –‡” Š‘’ ‰”‘•• ”‡˜‡—‡ Net take rate: –‡” Š‘’ ‡– ”‡˜‡—‡ Primary banking relationship: A client who has 50 % or more of their income after tax for that period flowing to their bank account with us during the month . 23 MANAGERIAL REPORT | 1Q23 Glossary | Operational definitions

ARPAC gross of interest expenses : ሺ –‡”‡•– ‹…‘‡ ൅ ሺ ‡˜‡—‡ ˆ”‘ •‡”˜‹…‡• ƒ† …‘‹••‹‘• െ ƒ•Š„ƒ… ‡š’‡•‡• ሻ ൅ …‘‡ ˆ”‘ •‡…—”‹–‹‡• ൅ ‡– ‰ƒ‹• ሺ Ž‘••‡• ሻ ˆ”‘ †‡”‹˜ƒ–‹˜‡• ൅ –Š‡” ”‡˜‡—‡ ሻ ൊ ͵ ˜‡”ƒ‰‡ ‘ˆ –Š‡ Žƒ•– ʹ “—ƒ”–‡”• …–‹˜‡ Ž‹‡–• ARPAC net of interest expenses : ሺ ‡˜‡—‡ െ –‡”‡•– ‡š’‡•‡• ሻ ൊ ͵ ˜‡”ƒ‰‡ ‘ˆ –Š‡ Žƒ•– ʹ “—ƒ”–‡”• …–‹˜‡ Ž‹‡–• ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods 1 . Cohort is defined as the period in which the client started his relationship with Inter . 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of acti ve clients in the end of the period. Assets under custody ( AuC ): We calculate assets under custody, or AUC, at a given date as the market value of all retail clients’ assets invested through our investment platform as of that same date . We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform . We use this metric to monitor the size of our investment platform . Card fee revenue: It is part of the “Revenue from services and commission” and “Other revenue” on IFRS Income Statement. Cost of funding: –‡”‡•– ‡š’‡•‡• ൈ Ͷ ˜‡”ƒ‰‡ ‘ˆ Žƒ•– ʹ “—ƒ”–‡”• –‡”‡•– „‡ƒ”‹‰ Ž‹ƒ„‹Ž‹–‹‡• ሺ †‡ƒ† †‡’‘•‹–• ǡ –‹‡ †‡’‘•‹–• ǡ •ƒ˜‹‰• †‡’‘•‹–• ǡ …”‡†‹–‘”• „› ”‡•‘—”…‡• –‘ ”‡Ž‡ƒ•‡ ƒ† •‡…—”‹–‹‡• ‹••—‡† ሻ Cost of risk: ’ƒ‹”‡– Ž‘••‡• ‘ ˆ‹ƒ…‹ƒŽ ƒ••‡–• ൈ Ͷ ˜‡”ƒ‰‡ ‘ˆ Žƒ•– ʹ “—ƒ”–‡”• ‘ˆ ‘ƒ• ƒ† ƒ†˜ƒ…‡• –‘ … —•–‘‡” • 24 MANAGERIAL REPORT | 1Q23 Glossary | Financial measures reconciliation

Glossary | Financial measures reconciliation

Cost-to-serve (CTS):

$$\frac{(\text{Personal Expenses} + \text{Other Administrative Expenses} - \text{Total CAC}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):
Earnings Portfolio include “Amounts due from financial institutions” + “Loans and advances to customers” + “Securities” + “Derivatives” from the IFRS Balance Sheet.

Efficiency ratio:

$$\frac{\text{Personal expense} + \text{Other administrative expenses} + \text{Depreciation and Amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Net gains or (losses) from derivatives} + \text{Other revenue} - \text{Tax expense}}$$

Fee income ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net interest income} + \text{Net result from services and commissions} + \text{Net gains (losses) from derivatives} + \text{Other revenues}}$$

Funding:

$$\text{Demand Deposits} + \text{Time Deposits} + \text{Securities Issued} + \text{Savings Deposits} + \text{Creditors by Resources to Release}$$

Gross loan portfolio:

$$\text{Loans and Advance to Customers} + \text{Loans to financial institutions}$$

Net fee income:

$$\text{Net result from services and commissions} + \text{Other revenue}$$

Net interest income:

$$\text{Interest Income} + \text{Interest Expenses} + \text{Income from securities}$$

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Glossary | Financial measures reconciliation

Net revenue:

$$\text{Net interest income} + \text{Net result from services and commissions} + \text{Net gains (losses) from derivatives} + \text{Other revenues}$$

NIM 1.0 – IEP + Non-interest Credit Cards Receivables:

$$\frac{(\text{Net Interest Income} + \text{Net gain (losses) from derivatives}) \times 4}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers}}$$

NIM 2.0 – IEP Only:

$$\frac{(\text{Net Interest IncomeNet gain (losses) from derivatives}) \times 4}{\text{Average of 2 Last Quarters Earning Portfolio} - \text{Non} - \text{interest} - \text{Bearing Credit Cards Receivables (Amounts due from financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers} - \text{Credit card transactor portfolio)}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL > 90 days:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL Formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quartersof total shareholder`s equity}}$$

Tier I ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Total gross revenue:

$$\text{Interest income calculated using the effective interest method} + (\text{Revenue from services and commissions} - \text{Cashback expenses}) + \text{Income from securities} + \text{Net gains (losses) from derivatives} + \text{Other revenue}$$

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This report may contain forward - looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies . While these forward - looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein . These statements are not guarantees of future performance . These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors . In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements . The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release . Statements contained in this report that are not facts or historical information may be forward - looking statements under the terms of the Private Securities Litigation Reform Act of 1995 . These forward - looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter . In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements . These forward - looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones . Any forward - looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made . We undertake no obligation to publicly update any forward - looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise . For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward - Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20 - F . The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data . Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business . In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics . Disclaimer

About Non - IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non - IFRS measures of financial performance, as highlighted throughout the documents . The non - IFRS Financial Measures include, among others : Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All - in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns , Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1 . 0 , Marginal NIM 2 . 0 , Net Interest Margin IEP + Non - int . CC Receivables ( 1 . 0 ), Net Interest Margin IEP ( 2 . 0 ), Cost - to - Serve . A “non - IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements . Inter&Co provides certain non - IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS . The non - IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS . There are significant limitations associated with the use of non - IFRS financial measures . Further, these measures may differ from the non - IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies . Disclaimer